November 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	IsoRay, Inc.
Request to Withdraw Amendment to Registration Statement on Form SB-2 filed on
February 16, 2007
Registration No. 333-138024

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), IsoRay, Inc. (the “Company”) hereby respectfully requests withdrawal of post-effective amendment no. 1 filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2007 (the “Amendment”) with respect to the Registration Statement on Form SB-2 (Registration No. 333-138024) (the “Registration Statement”) of the Company. The Company requests the withdrawal of the Amendment due to the fact that the subsequent filing of the Company’s Annual Report on Form 10-KSB before the Amendment’s effectiveness resulted in stale financial statements requiring an additional amendment to the Registration Statement, which has been filed. No securities were sold in connection with the Amendment.

For the sake of clarity, the Company is making no request with respect to the Registration Statement or any amendments or supplements thereto (including, without limitation, Post-Effective Amendment No. 2 on Form SB-2 to the Registration Statement, filed on November 16, 2007), other than the Amendment.

Please provide a copy of the order granting the Company’s request for withdrawal of the Amendment to our outside legal counsel, Stephen Boatwright, by facsimile at (602) 248-2822. If you have any questions with regard to this request for withdrawal, please contact Mr. Boatwright at (602) 230-6361.

Very truly yours,

ISORAY, INC.

By: /s/	ROGER E. GIRARD
Name:	Roger E. Girard
Title:	President and Chief Executive Officer